Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

AMERICAN SUPERCONDUCTOR CORPORATION

Pursuant to Section 242 of the General Corporation Law of

the State of Delaware

American Superconductor Corporation (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

That by resolution of the Directors and Stockholders holding a majority of the stock of the Corporation entitled to vote thereon, resolutions were duly adopted in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Restated Certificate of Incorporation of the Corporation declaring said amendment to be advisable. The resolution setting forth the amendment is as follows:

RESOLVED:	That the Restated Certificate of Incorporation of the Corporation (the “Restated Certificate of Incorporation”), be and hereby is amended by deleting Article FOURTH in its entirety and substituting therefor the following:

“FOURTH:

The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares of Common Stock, $.01 par value per share, which capital stock shall have the voting powers, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof as are set forth below.

The voting and dividend rights, and the rights in the event of the liquidation of the Corporation, of the holders of the Common Stock are subject to and qualified by such rights of the holders of any Preferred Stock as may be set forth in the terms of any such Preferred Stock.

The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders. There shall be no cumulative voting.

Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding Preferred Stock.

Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of the Common Stock will be entitled to receive pro rata all net assets of the Corporation available for distribution after payment of creditors and of any preferential liquidation rights of any then outstanding Preferred Stock.”

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its Chief Executive Officer this 29th day of July, 2004.

AMERICAN SUPERCONDUCTOR CORPORATION

By:	/s/ Gregory J. Yurek
Gregory J. Yurek Chief Executive Officer